UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02030695

NO ACT
P.E 1-14-02
1-12154

March 11, 2002

David P. Steiner
Senior Vice President, General Counsel
and Corporate Secretary
Waste Management, Inc.
1001 Fannin, Suite 4000
Houston, Texas 77002

Act	1934
Section	
Rule	14A-8
Public Availability	3/11/2002

Re: Waste Management, Inc.
Incoming letter dated January 14, 2002

Dear Mr. Steiner:

This is in response to your letter dated January 14, 2002 concerning the shareholder proposal submitted to Waste Management by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated February 19, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Michael R. Zucker
Director Office of Corporate Affairs
AFSCME Employees Pension Plan
1615 L Street, N.W.
Washington, D.C. 20036-5687

WASTE MANAGEMENT, INC.

1001 Fannin, Suite 4000
Houston, Texas 77002
(713) 265-1570
(713) 209-9710 Fax

David P. Steiner
Senior Vice President, General Counsel
and Corporate Secretary

January 14, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Waste Management, Inc.
Shareholder Proposal Submitted by
AFSCME Employees Pension Plan
Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Waste Management, Inc., a Delaware corporation (the "Company"), has received from the AFSCME Employees Pension Plan (the "Proponent"), which is affiliated with the American Federation of State, County and Municipal Employees ("AFSCME"), a member union of the AFL-CIO, a shareholder proposal for inclusion in the Company's proxy materials ("Proxy Materials") for its 2002 Annual Meeting. The proposal (the "Proposal") would recommend that "the Board of Directors report to shareholders on the effect on [the Company's] business strategy of measures to oppose privatization of the provision of waste collection, disposal, transfer and recycling services."

Pursuant to Rule 14a-8(j), the Company is filing with the Securities and Exchange Commission (the "Commission") six paper copies of this letter together with six copies of the Proposal (attached as Exhibit A hereto). By copy of this letter, the Company is simultaneously providing a copy of this submission to the Proponent.

This letter is being submitted at least 80 calendar days before the date the Company expects to file its Proxy Materials in definitive form with the Commission.

Basis for Company's Intent to Omit Proposal

The Company intends to omit the Proposal from its Proxy Materials because it furthers a personal interest of the Proponent, which is not shared by Company shareholders at large and is therefore excludible under Rule 14a-8(i)(4). In addition, the Proposal deals with matters relating to the conduct of the ordinary business operations of the Company and is therefore excludible under Rule 14a-8(i)(7).

The Proposal furthers a personal interest which is not shared by the shareholders at large.

Rule 14a-8(i)(4) permits exclusion of the Proposal, inasmuch as it relates to the redress of a personal claim or grievance against the Company and is designed to result in a benefit to the Proponent or to further a personal interest, which is not shared with other shareholders at large.

As noted earlier, the Proponent is the AFSCME Employees Pension Plan, an affiliate of the American Federation of State, County and Municipal Employees (AFSCME). We believe the Proponent is acting on behalf of AFSCME in seeking to compel the Company to report on the Company's business strategy to enable AFSCME to gain private strategic business information of the Company for its own ends. We also do not believe that the motivation for the Proposal has any nexus to what is fair and equitable for the shareholders of the Company. Instead, we believe the Proposal was lodged in direct support of, and to gain additional publicity in connection with, AFSCME's own efforts to oppose such privatization.

The Proposal was filed in the name of the AFSCME Employees Pension Plan. However, we submit that the AFSCME Pension Plan is merely a nominal proponent. The actual driving force behind the Proposal was and is AFSCME. Indeed, the physical filing of the Proposal was effected not by the AFSCME Employees Pension Plan, but by AFSCME, as the cover letter accompanying the Proposal was printed on AFSCME letterhead and was signed by Gerald W. McEntee, the International President of AFSCME.

In addition, the AFSCME website, located at *http://www.afscme.org*, contains extensive resources relating to efforts and strategies to oppose privatization of governmental services, including waste collection and disposal. Included among these resources are excerpts from several articles maligning the Company and its activities in the municipal sector. A printout of selected pages from the AFSCME website is attached hereto as Exhibit B. Moreover, AFSCME has opposed the Company's efforts to enter into contracts with municipalities, and has voiced its opposition as recently as January 9, 2002 at a city council meeting in Flint, Michigan. Thus, although the Proposal is drafted in such a way that it appears to relate to matters of general interest to all shareholders, the Proponent is using the Proposal as one of many tactics designed to assist the Proponent and its affiliate, AFSCME, in its opposition to the Company's efforts to enter into municipal contracts. The Staff has held that in such cases, no action will be recommended to the Commission if the company omits the proposal from its proxy materials. See Core Industries, Inc. (November 23, 1982); American Express Company (February 12, 1980).

The Commission has consistently taken the position that Rule 14a-8 is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders, and not to further personal interests. See Exchange Act Release No. 34-19135 (October 14, 1982). Forcing the Company to report on the effect on its business strategy of measures to oppose privatization would benefit both AFSCME and the nominal Proponent AFSCME

Employees Pension Plan by providing them with insights into the Company's strategic planning that in turn would assist AFSCME in its efforts to oppose privatization of the provision of waste collection and disposal services. Such a proposal would be of no benefit to Company shareholders at large.

The Proposal relates to the conduct of the ordinary business operations of the Company.

The Company also believes the Proposal deals with matters relating to the conduct of the ordinary business operations of the Company and is therefore excludible under Rule 14a-8(i)(7).

The Commission has indicated that one of the basic considerations underlying the Rule is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 28, 1998). Here, the Proposal seeks to require the Company to divulge specific information regarding its strategic planning. The Staff has recognized that the specifics of the strategic planning process involve matters relating to the ordinary business operations of the Company. In CVS Corporation (February 1, 2000), the Staff agreed that there was a basis for the registrant's view that a proposal for an annual "Strategic Plan Report" to shareholders was excludible under Rule 14a-8(i)(7). In the present case, the Company should not be required to disclose its private business strategy to shareholders, particularly when the Proponent seeks to use that disclosure to oppose the Company's business interests. Moreover, the Company believes that the portion of the Company's business that is affected by privatization of government services accounts for substantially less than 5 percent of the Company's total revenues, assets and earnings.

Finally, in its supporting statement, the Proponent states that "shareholders should be better informed regarding the risks created by measures to oppose privatization and the way in which [the Company] weighs those risks when establishing business strategy." The Staff has recognized in several no-action letters that proposals relating to the evaluation of risk are excludible under Rule 14a-8(i)(7). See Willamette Industries (March 20, 2001); J.P. Morgan Chase & Co. (February 28, 2001); The Mead Corporation (January 31, 2001).

For these reasons, we believe the Proposal may be properly excluded from our Proxy Materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

Conclusion

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we would appreciate an opportunity to confer with the Staff before issuance of its response. Moreover, the Company reserves the right to submit to the Commission additional bases upon which the Proposal may properly be omitted from the proxy statement.

If you should have any questions or comments regarding the foregoing, please contact the undersigned at 713-265-1570.

We ask that you acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it in the self-addressed stamped envelope.

We appreciate your attention to this request.

Very truly yours,

David P. Steiner
Senior Vice President, General Counsel and
Corporate Secretary

cc: AFSCME Employees Pension Plan
1615 L Street, N.W.
Washington, D.C. 20036-5687
Attention: Gerald W. McEntee

RESOLVED that shareholders of Waste Management, Inc. ("WMI" or the "Company") request that the Board of Directors report to shareholders on the effect on WMI's business strategy of measures to oppose privatization of the provision of waste collection, disposal, transfer and recycling services. For purposes of this proposal, "privatization" means the shift from provision of such services by governmental entities to provision by private companies. Measures to oppose privatization should include initiatives, including "living wage" requirements, whose purpose or effect is to prohibit privatization or make the provision of privatized services more expensive for private service providers.

SUPPORTING STATEMENT

Our Company provides solid waste services to commercial, industrial and residential customers. As explained in WMI's most recent filing on Form 10-K, residential services are provided under a contract with, or franchise granted by, a municipality or regional authority giving WMI the exclusive right to service all or a portion of the homes in that jurisdiction.

According to a June 28, 2001 industry report by Salomon Smith Barney, the municipal segment makes up 20% of WMI's core municipal solid waste business. The report characterizes the municipal segment, which offers "less attractive economics," as the "most competitive." We are concerned that measures to oppose privatization may make this segment even less attractive from a financial perspective.

In recent years, there has been significant opposition to privatization. States have imposed requirements designed to ensure accurate cost comparisons, require a minimum level of cost savings before services can be contracted out, require contractors to provide "prevailing" wages and benefits and assistance to displaced public employees, and limit contract terms. Some states have even prohibited outright the privatization of certain kinds of services, for example: Illinois prohibits the privatization of correctional services.

Similarly, "living wage" laws, which require employers who accept service contracts, operating grants, or tax abatements from local governments to pay more than the federal minimum wage, have proliferated. According to the community organization ACORN, 74 municipalities and counties have adopted living wage ordinances, and campaigns are underway in 75 locations. The Employment Policy Foundation states that "[the] high monetary and potential legal costs imposed by [living wage] ordinances serve to make municipal contracting more risky and less attractive."

We believe that opposition to privatization will likely increase. The Wall Street Journal reported on November 20, 2001, that such opposition had begun to increase as a result of the September 11th terrorist attacks, although it noted that the "beginnings of a backlash were stirring" before the attacks. The article pointed to the decision to federalize airport security workers and the postponement of planned privatizations of certain Pentagon back-office and mapping operations. Attitudes toward privatization of more prosaic services, such as the Amtrak and the New Orleans water system, were also reported to have shifted.

We believe shareholders should be better informed regarding the risks created by measures to oppose privatization and the way in which WMI weighs those risks when establishing business strategy. We urge shareholders to vote for this proposal!

EXHIBIT B

PUBLICATIONS

AFSCME
LEADER

January 2000

Eye On Privateers

Waste Management Inc.

Waste Management Inc., the Houston-based giant that provides nonhazardous waste disposal services in 48 states, the District of Columbia, Canada, Mexico and Puerto Rico, has enough messes of its own to keep it busy for some time.

Started as a small family-run business in Illinois by Dean Buntrock, the company has been plagued by a series of accounting scandals that have had executives cycling through the front office in recent years like trash through a garbage truck's hopper.

In 1998, it merged with USA Waste Services, ranked third in the industry, for a reported sum of $13.5 billion. The company retained the Waste Management name, relocated to USA Waste's stomping grounds (Texas) and vaulted ahead of Browning-Ferris as the leading waste management firm in the nation. But the PR woes continued.

The company ousted president and COO Rodney Proto and chairman and CEO John Drury after allegations that they had inflated the company's earnings reports in order to boost the stock price and later sell off their stock at a hefty profit. In September, a U.S. District Court judge approved a settlement in which the company and its accountants agreed to pay $220 million to settle a series of class action suits by angry shareholders.

The company took on the state of Virginia last year when it was discovered the company was illegally dumping medical waste from New York City in a county landfill outside of Richmond. They were fined $150,000.

And in a widely reported incident in October, the company made headlines again when a truck operated by Longhorn Disposal, one of its subsidiaries, tipped on a road near Austin and spilled its contents, nearly hitting Texas governor and Republican presidential candidate George W. Bush, who was jogging nearby. The truck was found to be 50,000 pounds over its legal limit. Bush was not injured, and the incident apparently didn't change his views on privatization.


PRIVATIZATION
UPDATE

Garbage haulers keep eye on Shakopee As Waste Management continues to buy up smaller companies, a city looks for ways to improve residential service after complaints.
Mike Kaszuba; Staff Writer
10/09/2000, *Star-Tribune* Newspaper of the Twin Cities Mpls.-St. Paul

By midsummer, Waste Management had worn out its welcome in Shakopee. After complaints about messy and spotty garbage pickup and disorganized billing, city officials decided not to renew the contract that had given Waste Management, the nation's largest garbage company, the exclusive right to haul Shakopee's garbage for a decade. "In light of the problems that we had, it would have really been unfair to our residents to just renew the contract," Mayor Jon Brekke said. The city turned down Waste Management's last-minute request that the company be given a chance to redeem itself under the existing contract and decided to put the contract out for bid. But the story is hardly over. Next month, the city is expected to vote on a new hauling contract, and Waste Management is among those competing for it. The garbage-hauling industry is watching Shakopee closely to see whether a small hauler can compete for a large contract, or whether Waste Management's vigorous attempt to win back the contract will prevail. Some small haulers, such as Skyline Waste Systems, also see Shakopee's five-year contract as a steppingstone from which they might win more business in the Twin Cities' southern suburbs, where Waste Management is a big player. Waste Management's problems in Shakopee are familiar to customers, haulers and industry observers who complain that Waste Management has gotten too big and is more interested in pleasing Wall Street than MainStreet. Andy Schweizer, who sold three small Twin Cities-area haulers to Waste Management last year, said Waste Management's philosophy was to "tolerate customers and employees to obtain a greater stock price."


PRIVATIZATION
UPDATE

HEADLINE: Waste Management may be inline to assume city's garbage pickup, recycling srevice / Trash company's past littered with allegations
Ken Ward Jr.
06/10/2001
Charleston Gazette

Later this year, Charleston Mayor Jay Goldman hopes to hire Waste Management Inc. to take over the city's garbage pickup and recycling services. So who is Waste Management? It is the country's largest trash company. It made nearly $100 million last year alone. It also has a long history of pollution violations, price-fixing allegations and illegal hazardous waste disposal, according to government records, environmental groups and company financial documents. Here's a sample, compiled from an Internet search: s During the 1990s, there were $352 million in fines, settlements and other legal judgments against Waste Management Inc. Many involved allegations of pollution crimes, racism, corruption and business fraud.

January/February 1998

Waste Management, Inc.

Talking Trash, Making Money.

Waste Management, Inc. (WMI) has aliases to spare. As a parent company, it went by WMX Technologies, Inc., from 1994 to 1997 — and a typed, single-spaced list of its subsidiaries goes on for 34 pages.

In 1994, WMX billed itself as "the leading global environmental services company, employing more than 74,000 people in 32 countries [with] revenues in 1994 exceed[ing] $10 billion." When income and stock prices began plummeting, however, WMX scaled back operations to primarily domestic waste management services. Under the reassumed "maiden" name of WMI, the company continues to offer municipal governments a supposedly cheap deal on waste collection and disposal, water and waste water treatment, and hazardous waste disposal.

How could it offer these services at a good price and still make a profit? In New Orleans, WMI did it by replacing the jobs of sanitation workers — jobs that used to support families — with temporary positions offering low pay, little safety gear, and no health care. These temps were so unhappy that they either refused to show up — leaving piles of garbage steaming on the Big Easy's July sidewalks — or demanded that citizens "tip" them in exchange for picking up garbage. This isn't the only trick WMI has up its sleeve, either: The company has paid millions in fines over the years in cases involving anti-trust and environmental laws.


PRIVATIZATION
UPDATE

Trash haulers win back wages
12/29/2000
Telegram & Gazette Worcester, MA

Waste Management of Massachusetts Inc. has agreed to pay more than $800,000 in back wages to New England workers who received less than the prevailing wage over a two-year period, Attorney General Thomas F. Reilly reported yesterday. Many of the 620 trash haulers affected will receive less than $100, but some will receive checks for thousands of dollars, Mr. Reilly said. "This is money that they earned, and they deserve to get it," Mr. Reilly said. The state's agreement with Waste Management of Massachusetts, a subsidiary of Houston-based Waste Management Inc., covers the period from Nov. 17, 1998, to June 25, 2000. During that time, the company had contracts with more than 50 Massachusetts cities and towns to haul away trash, according to the state. Fitchburg, Gardner, Leominster, Shrewsbury, Sterling and Worcester were among those communities. The company managed the contracts out of a Fitchburg regional office. State law requires contractors on public jobs to pay workers no less than the "prevailing wage," a minimum wage set by the state's Division of Occupational Safety. The wage for trash haulers ranges from about $18 to $20 per hour, depending on the region of the state, Mr. Reilly said. Waste Management reported yesterday that it has put in place systems to ensure that workers will be paid properly in the future and compensated for any past issues.

Case Study: Solid Waste

$$$

Illegal price fixing and bid rigging plague the solid waste industry. Waste Management, Inc. and Browning-Ferris Industries together account for roughly one-half of the nation's waste disposal business and have been in trouble with the law for many years. In the past, both companies agreed to pay a total of $50 million to settle charges of price fixing, allocating customers and rigging bids. Both companies denied the charges.

The District Attorney for San Diego took a close look at Waste Management, Inc. In his March 1992 report on the company to the San Diego County Board of Supervisors, he stated the following:

"The history of the company presents a combination of environmental and anti-trust violations and public corruption cases which must be viewed with extreme concern. ... The company's history requires extreme caution by the San Diego County Board of Supervisors or any other government entity contemplating any contractual or business relationship with Waste Management, Inc."

The business practices of smaller companies operating in the solid waste industry are also questionable. For example, an anti-trust suit against nine solid waste companies operating in the Hartford, Conn., area was settled for $1.1 million. The garbage companies were accused of conspiring to rig bids and allocate millions of dollars in business among themselves. Customers included state, federal and municipal entities.


PRIVATIZATION
UPDATE

HEADLINE: Privatized garbage collection proposal, draws criticism
Greg Stone
06/08/2001
Charleston Gazette

A state Public Service Commission attorney sees a potential quandary for residents if city officials contract with the largest private garbage hauler in the nation. Thornton Cooper, a deputy director of solid waste transportation, said Waste Management Inc. already has PSC permission to collect garbage within the city of Charleston as a "common carrier." This means it may serve any residential or business customers that desire its services. Most of its clients here are businesses, Cooper said. Since it already has PSC authority, Cooper said, the easiest route Waste Management to obtain the city's 23,000 households would be to regard the city, collectively, as another business customer. This is the scenario painted by both Charleston Mayor Jay Goldman and a Waste Management district manager. Goldman commends the move as a way to save $1.8 million in annual subsidies on the city's recycling-garbage services.

PUBLICATIONS

January/February 1998

Raiders of the Lost Jobs

Coming soon to your neighborhood, a tale of corporate raids and public fear as profit-driven privateers take over public-sector jobs. Rated PG: Public guidance suggested.

Whether you live in a large city or a small town, there's a corporate executive with an eye on your job.

Billion-dollar corporate raiders with names like Lockheed Martin IMS, Marriott International and Corrections Corporation of America see potential profits in every jail, school cafeteria, welfare office, health clinic and landfill.

They promise voters and elected officials big tax savings through private management of public services. To help that message go down, they give big bucks to politicians and political parties. Their grab for union jobs is usually wrapped with patriotic "pro-business" rhetoric coming straight from right-wing think tanks. They're slick and fast and know all the buzz words to get maximum mileage for their message.

From city to city and state to state, AFSCME members are confronting these corporate giants: keeping services in public hands whenever possible, fighting for collective bargaining agreements when it's not. And AFSCME members in communities across the country have even beaten these Goliaths at their own game. They have shown that unionized public workers can get the job done faster, cheaper and better.

Although the names of these companies are familiar, their dubious records are not. Here are a few of the Big Business barons who might be swooping into your town.

- Columbia/HCA
- Lockheed Martin IMS
- Maximus
- Marriott Management Services
- Corrections Corporation of America
- Browning-Ferris Industries
- Waste Management, Inc.

Corporate raiders stand to make big bucks off their non-union, low-paid workers and the citizens — often poor — they serve. Here's how much America's top corporate raiders made in 1996, *figures* courtesy of the AFL-CIO. Compare their salaries to that of a worker making $25,000 a year.

Name	Company	Salary	Stock Options	Total	Compared to $25,000

14

Norman Augustine	Lockheed Martin Corp.	2,786,324	5,594,018	**8,380,342**	335x
J.W. Marriott Jr.	Marriott Int'l	1,884,720	1,356,810	**3,201,530**	128x
Bruce Ranck	Browning-Ferris Industries	604,750	2,677,500	**3,282,250**	131x
Phillip Rooney	Waste Management, Inc.	2,040,988	10,226,142	**12,267,130**	490x
Rick Scott	Formerly, Columbia/HCA	1,868,000	4,440,000	**6,308,000**	252x

AFSCME®

American Federation of State, County and Municipal Employees, AFL-CIO

1625 L Street, N.W., Washington, D.C. 20036-5687
Telephone: (202) 429-1000
Fax: (202) 429-1293
TDD: (202) 659-0446
Website: http://www.afscme.org

DATE FILED & RECEIVED__________
PLEASE SEND THIS COPY BACK TO AFSCME

February 19, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by Waste Management, Inc.

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Waste Management, Inc. ("WMI" or the "Company") a shareholder proposal (the "Proposal," enclosed) requesting that the Board of Directors report to shareholders on the effect on WMI's business strategy of measures to oppose privatization of the provision of waste collection, disposal, transfer and recycling services.

In a letter to the Commission dated January 14, 2002, WMI stated that it intends to omit the Proposal from its proxy materials being prepared for the 2002 annual meeting of shareholders. The Company argues that the Proposal is excludable pursuant to Rule 14a-8(i)(4) because it redresses a personal claim or furthers a personal interest of the Plan not shared by shareholders at large. WMI also contends that the Proposal relates to the conduct of the Company's ordinary business operations and is thus excludable pursuant to Rule 14-8(i)(7). The Company has failed to meet its burden of showing that it is entitled to omit the Proposal in reliance on either exclusion.

Personal Claim or Grievance

Rule 14a-8(i)(4) allows a company to omit a proposal if it was submitted to redress a personal claim or grievance, or to further a personal interest not shared by other shareholders. WMI argues that in submitting the Proposal the Plan "is acting on behalf of" the American Federation of State, County and Municipal Employees ("AFSCME") to further AFSCME's opposition to privatization of governmental services. WMI's argument thus requires two separate findings: (1) that the Plan is acting on behalf of AFSCME, and (2) that the Plan's motivation in submitting the Proposal was to pursue a personal interest of AFSCME and not a broader shareholder interest. It is necessary for WMI to establish the first proposition because it has not pointed to any evidence that the Plan has pursued an anti-privatization agenda. WMI's submission fails on both counts.

WMI alleges that the Plan is an "affiliate" of AFSCME without explaining what it means by that term. The Plan, which is a separate legal entity from AFSCME, is a benefit plan covered by the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is governed by a board of trustees who are bound by fiduciary duties imposed by ERISA. WMI makes much of the fact that AFSCME's President Gerald W. McEntee signed the letter submitting the Proposal, but Mr. McEntee is the chairman of the Plan's board of trustees. The submission letter makes clear that he was acting on behalf of the Plan when he submitted the Proposal.

It is not uncommon for single-employer pension plans like the Plan to be governed by employees of the employer; that fact does not, however, transform such benefit plans into mere instrumentalities of the employer. Indeed, the Department of Labor has reminded fiduciaries of ERISA plans that they are prohibited from acting to advance the employer's interest by, for example, voting proxies against hostile bidders for control of the employer, unless such action is also in the best interest of beneficiaries.

The Plan is a leader in the field of active ownership and corporate governance. Over the past several years, the Plan has submitted numerous shareholder proposals on a variety of corporate governance issues, including proposals at McDermott International, Great Lakes Chemical, Pitney Bowes and Baxter International that were supported by holders of a majority of shares voted for and against the proposals. A number of companies have taken actions advocated by the Plan's proposals. This year, the Plan has submitted seven shareholder proposals, including the Proposal. Last year, the Plan submitted and successfully defended against a no-action challenge an innovative new proposal at Lockheed Martin Corp. related to stock option dilution. Thus, the Proposal is consistent with the Plan's track record in the shareholder activism arena.

Other than Mr. McEntee's involvement, WMI has offered only its unsupported assertion that AFSCME was the "driving force" behind the Proposal. Such an allegation, without more, has been found by the Staff to be insufficient to prove that a proponent is acting as a nominal proponent for the real party in interest. For example, in Consolidated Freightways, Inc. (available Jan. 25, 1995), the Staff required inclusion of a proposal despite the assertion by the company that the proponent, a union member, was a nominal proponent for his union, which had been conducting a campaign against the company. The company alleged, as WMI does here, that the union was the "driving force" behind the proposal and even presented evidence that the union had conducted a proxy solicitation on behalf of a prior proposal by the proponent.

In addition, the Company has not met its burden of showing that the Proposal is designed to redress a personal claim or grievance or to further a personal interest. Broadly, there are two lines of inquiry under this exclusion. One focuses on whether the proposal itself advances a personal claim or serves a non-shareholder interest. Examples of proposals that fall into this category are proposals seeking to force a resolution of litigation or another dispute between the proponent and the company, see, e.g., Johnson & Johnson (available Jan. 7, 2000) (proposal asked company to adopt a policy of compensating inventors of any product manufactured, marketed, distributed or sold by the company to the satisfaction of "both parties"; proponent had been seeking compensation from the company for a product he claimed to have invented); proposals asking the company to take action that would benefit the proponent, see, e.g., Union Pacific Corporation (available Jan. 31, 2000) (proponents sought new pension structure that would have benefited them); Merck & Co., Inc. (available Feb. 7, 1994) (proposal by union asked company to implement a policy of only using unionized construction companies); and proposals seeking to embarrass the company as part of an ongoing grievance advanced by the proponent, see, e.g., US WEST, Inc. (available Feb. 22, 1999) (proposal asking that the board be censured for certain actions relating to the company's transfer agent's treatment of shareholders; proponent had been involved in a dispute over the transfer agent's refusal to backdate his purchase of company stock).

Unlike these types of proposals, the Proposal does not on its face seek to advance any non-shareholder interest. The Proposal does not ask WMI to stop accepting new business resulting from privatization or terminate any existing contracts. Nor does it contain inflammatory, embarrassing or even critical statements about privatization or WMI. The Proposal, which raises an issue related to WMI's prospects and strategy, should be of interest to all shareholders seeking to analyze WMI, not just the Plan.

That the Proposal's subject matter may be construed as indirectly related to the interest of AFSCME--not the Plan--in limiting privatization does not mean that the Proposal itself is not facially neutral. Indeed, the Staff has rejected such an argument in a case where the relationship between the proposal and the union's alleged interest was much closer. In Dow Jones & Company, Inc. (available Feb. 8, 1995), the proposal asked the company to adopt an executive compensation policy in which the compensation of the CEO may not exceed 20 times the average compensation of non-officer employees of the company. The company argued that the proposal, in essence, sought to increase the pay levels of company employees, some of whom were represented by the union whose president had submitted the proposal. The company also pointed to references in the supporting statement to "employee morale," the "hard work of thousands," and general employee compensation. The Staff denied the company's request for no-action relief.

Because the Proposal itself does not seek to redress or further a personal claim or interest, the Staff's analysis under this exclusion requires WMI to supply direct evidence that the Plan is abusing the shareholder proposal process by submitting the Proposal in order to obtain a benefit that is not shared by WMI's shareholders. Evidence of an active campaign against the company is insufficient. See, e.g., Crown Central Petroleum Corporation (available Mar. 10, 1998) (company unsuccessfully presented evidence of campaign by union, which company alleged was the real proponent, against company, which had locked out union workers); Frontier Corporation (available Jan. 23, 1997) (proposals by union and its officer not excludable despite evidence of "corporate campaign" and contract dispute); Phillips-Van Heusen Corporation (available Mar. 11, 1997) (no-action relief denied; company pointed to organizing drive by proponent's affiliate and argued that proposal was intended to put pressure on the company to aid that campaign); Consolidated Freightways, Inc. (available Feb. 1, 1996) (rejecting company's claim despite evidence, including written materials produced by the union, of ongoing campaign against the company). Although the letter cited by WMI, Core Industries, Inc. (available Nov. 23, 1982), may be read to support a lower threshold, that letter is 20 years old, and the more recent Staff responses discussed above have made it clear that a company must provide more than just evidence of a union interest at the company to justify exclusion of a shareholder proposal.

The Staff has granted relief under this exclusion when the company presented evidence that the proponent—or the entity on whose behalf the proponent was acting—had admitted that it had submitted the proposal in order to pressure the company. For example, in Dow Jones & Company, Inc. (available Jan. 24, 1994), the company successfully contended that the proponents, both union members, had submitted their shareholder proposal in order to put pressure on the company during contract negotiations with the union. The company pointed to a union-sponsored press conference and press release in which the union appeared to take credit for the proposal, a union Bargaining Bulletin stating that the proposal was designed to "turn up the heat" on the company and other similar written materials tying the proposal to the bargaining process. The following year, the Staff declined to grant no-action relief to Dow Jones with respect to the same proposal submitted by different proponents, explaining, "In reaching this position, we note the absence of factors such as the existence of contract negotiations and documentary evidence from the union acknowledging that the proposal was intended to enhance the union's bargaining power." WMI submits no such evidence.

In sum, WMI has failed to meet its burden of proving that the Plan acted on behalf of AFSCME in submitting the Proposal, or that the Proposal was submitted to redress a personal claim or grievance or further a non-shareholder interest. WMI should thus not be permitted to omit the Proposal in reliance on Rule 14a-8(i)(4).

Ordinary Business

Rule 14a-8(i)(7) permits a company to omit a proposal if its subject matter relates to the company's ordinary business operations. WMI contends that the Proposal is excludable under that provision because it relates to the Company's strategic planning and evaluation of risk. However, the no-action letters WMI cites in support of those arguments are inapposite.

WMI argues that proposals dealing with a company's business strategy are excludable, citing CVS Corporation (available Feb. 1, 2000). But the proposal submitted to CVS was much broader than the Proposal, asking the company to prepare a "Strategic Plan Report" describing the company's goals, strategic initiatives and accompanying range of corporate policies and practices. In particular, the Strategic Plan Report was to contain a discussion of the role of CVS's corporate constituents, including shareholders, employees, customers, suppliers and the community and identify the programs and policies designed to ensure the contribution of corporate constituents to the long-term success of the company.

CVS successfully argued that matters relating to several of those constituents, including employees, customers and suppliers, had long been held to involve matters relating to companies' ordinary business operations. For example, CVS urged that a report on policies and practices relating to employees would certainly involve general compensation, and a discussion of supplier policies would implicate product quality, pricing, distribution, location and other matters the Staff has consistently found to relate to ordinary business operations.

The report requested in the Proposal does not resemble the Strategic Plan Report sought by the CVS proponent. Unlike the CVS proposal, the Proposal does not ask WMI to report on any matters relating to its employees, customers or suppliers. Rather than attempting to micromanage the Company, as WMI claims, the Proposal simply seeks information on WMI's strategic approach to a potential barrier to growth in its residential business, which accounts for approximately 20% of its core solid waste business.

WMI also relies on three no-action letters in arguing that the Proposal is excludable as relating to WMI's evaluation of risk. The proposal in one of those letters, J.P. Morgan Chase & Co. (available Feb. 28, 2001) asked the company to make additional disclosure regarding "inflation/deflation risk management" in its annual report. The company objected, pointing to a line of no-action letters in which the Staff had held that proposals dealing with the presentation of financial statements in annual reports were excludable on ordinary business grounds. The company also cited letters holding that requiring additional disclosures in periodic reports related to a company's ordinary business operations. The Staff agreed with the company, stating, "There seems to be some basis for your view that J.P. Morgan Chase may exclude the proposal under Rule 14-8(i)(7) as relating to its ordinary business operations (i.e., evaluation of risk *in reports to shareholders*)." (Emphasis added) Because the Proposal does not ask for a report in any of WMI's periodic reports and does not deal with the presentation of financial statement information, the J.P. Morgan Chase letter does not apply.

The other two letters cited by WMI involved proposals relating to environmental risk assessment, an issue which raises micromanagement concerns not presented by the

Proposal. In The Mead Corporation (available Jan. 31, 2001), the proposal asked the board to report on the status of issues raised by a report on the financial implications of environmental performance, including a description of the company's liability projection methodology and assessment of other major environmental risks, such as those created by climate change. Mead contended that the proposal attempted to micromanage the company's operations because environmental risk evaluation is a complex matter on which shareholders could not be expected to make an informed judgment. Mead also urged that the proposal concerned financial reporting and accounting policies, which, as discussed above, are treated by the Staff as ordinary business matters. The Staff granted Mead's request for no-action relief, on the ground that the proposal "appears to focus on Mead's liability methodology and evaluation of risk."

Similarly, in Willamette Industries, Inc. (available Mar. 20, 2001), the proposal asked that a committee of independent directors prepare a report to shareholders on "the company's environmental problems and efforts to resolve them," including major challenges, assessed fines, an evaluation of "management culpability or responsibility" for the fines, an estimate of "worst case financial exposure due to environmental issues for the next ten years," and company efforts to reduce pollution by various means. The company successfully argued that the proposal sought to micromanage the company by "probing deeply into the often technical as well as economic challenges" facing the company, pointing out that the average shareholder, lacking scientific training, would not be able to evaluate the scientific data relating to compliance with environmental regulations.

Mead and Willamette do not stand for the proposition that all proposals dealing in any way with risk evaluation are excludable on ordinary business grounds. The proposals submitted at those companies dealt with complex technical matters such as environmental regulation, liability projection and pollution-reducing technologies, which may be beyond the ability of many shareholders to understand. The Proposal, by contrast, addresses a non-technical matter-- how WMI incorporates opposition to privatization into its business strategy. Shareholders can easily understand this concept and any report about it produced by WMI. Further, unlike the proposal in Mead, the Proposal does not implicate WMI's liability projection methodology or any other accounting-related issue.

WMI has not satisfied its burden of showing that the Proposal relates to the Company's ordinary business operations. Contrary to WMI's assertions, there is no blanket prohibition on proposals dealing with business strategy or evaluation of risk. The Proposal does not implicate ordinary business matters such as financial statement presentation or employee, customer or supplier relations, and its subject is non-technical and easily understood by shareholders. Moreover, the Proposal is narrowly tailored and does not seek to micromanage the Company. Accordingly, WMI should not be permitted to omit the Proposal pursuant to Rule 14a-8(i)(7).

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-5024.

Very truly yours,

Michael R. Zucker
Director Office of Corporate Affairs

Attachment

cc: David P. Steiner
Senior Vice President, General Counsel and Corporate Secretary
Waste Management, Inc.
1001 Fannin, Suite 4000
Houston, TX 77002
Fax # 713-209-9710

RESOLVED that shareholders of Waste Management, Inc. ("WMI" or the "Company") request that the Board of Directors report to shareholders on the effect on WMI's business strategy of measures to oppose privatization of the provision of waste collection, disposal, transfer and recycling services. For purposes of this proposal, "privatization" means the shift from provision of such services by governmental entities to provision by private companies. Measures to oppose privatization should include initiatives, including "living wage" requirements, whose purpose or effect is to prohibit privatization or make the provision of privatized services more expensive for private service providers.

SUPPORTING STATEMENT

Our Company provides solid waste services to commercial, industrial and residential customers. As explained in WMI's most recent filing on Form 10-K, residential services are provided under a contract with, or franchise granted by, a municipality or regional authority giving WMI the exclusive right to service all or a portion of the homes in that jurisdiction.

According to a June 28, 2001 industry report by Salomon Smith Barney, the municipal segment makes up 20% of WMI's core municipal solid waste business. The report characterizes the municipal segment, which offers "less attractive economics," as the "most competitive." We are concerned that measures to oppose privatization may make this segment even less attractive from a financial perspective.

In recent years, there has been significant opposition to privatization. States have imposed requirements designed to ensure accurate cost comparisons, require a minimum level of cost savings before services can be contracted out, require contractors to provide "prevailing" wages and benefits and assistance to displaced public employees, and limit contract terms. Some states have even prohibited outright the privatization of certain kinds of services, for example: Illinois prohibits the privatization of correctional services.

Similarly, "living wage" laws, which require employers who accept service contracts, operating grants, or tax abatements from local governments to pay more than the federal minimum wage, have proliferated. According to the community organization ACORN, 74 municipalities and counties have adopted living wage ordinances, and campaigns are underway in 75 locations. The Employment Policy Foundation states that "[the] high monetary and potential legal costs imposed by [living wage] ordinances serve to make municipal contracting more risky and less attractive."

We believe that opposition to privatization will likely increase. The Wall Street Journal reported on November 20, 2001, that such opposition had begun to increase as a result of the September 11th terrorist attacks, although it noted that the "beginnings of a backlash were stirring" before the attacks. The article pointed to the decision to federalize airport security workers and the postponement of planned privatizations of certain Pentagon back-office and mapping operations. Attitudes toward privatization of more prosaic services, such as the Amtrak and the New Orleans water system, were also reported to have shifted.

We believe shareholders should be better informed regarding the risks created by measures to oppose privatization and the way in which WMI weighs those risks when establishing business strategy. We urge shareholders to vote for this proposal!

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 11, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Waste Management, Inc.
Incoming letter dated January 14, 2002

The proposal requests that the board of directors report to shareholders on the effect of Waste Management's business strategy of measures to oppose privatization of the provision of waste collection, disposal, transfer and recycling services.

We are unable to concur in your view that Waste Management may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Waste Management may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are conclude that Waste Management has met its burden of establishing that the proposal relates to Waste Management's ordinary business operations. Accordingly, we do not believe that Waste Management may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jonathan Ingram
Special Counsel